This license Agreement (this "Agreement') is entered into as of April 27, 2018 which clarifies a verbal agreement June 20, 2016 by and between DG Ventures, inc. (licensor) a Corporation existing under the laws of Oregon located at 4949 SW Macadam Ave 2 m' Floor Suite 84 Portland, OR 97239 and Jetblack Corp., (Licensee; a Corporation existing under the laws of Nevada located at 9442 SW Barbur Blvd Suite 3 Portland, OR 97219.

WHEREAS, the technology defined below, software owned by DG Ventures, Inc. which includes fintech source code and the Gabbb social network, was created and funded by DG Ventures, Inc. Gabbb is a social network which has a browser version found at Gabbb.comi iOS app, and an Android app. This software includes a bundle of fintech source code.

WHEREAS, Jetblack Corp. has obtained exclusive revocable license rights

WHEREAS, 1etblack Corp. issued 350,000,000 shares to Daniel A. Goldin president of DG Ventures, Inc., in July of 2016 for software named. Jetblack Corp. agrees to take over all costs for development on April 1, 2018. In addition agrees to make a final installment payment to the loan to related shareholder Daniel A. Goldin that can be found in the 2017 annual financials for Jetblack Corp. Mr. Goldin has made capital expenditures on behalf of the company. At the end of 2017 these expenditures totaled $49,514.55 and continue to this date.

WHEREAS, Jetblack Corp. has agreed to pay the final installment for Daniel A. Goldin's expenditures on behalf of Jetblack Corp. which is TBD. Once final payment is made, Jetblack Corp. will have exclusive ownership of software named.

WHEREAS, both parties agree hereto to indemnify, defend, and hold harmless Jetblack Corp. and it's current and former directors and officers in addition to DG Ventures, Inc., and it's current and former directors and officers.

WHEREAS, This Agreement will be governed by, and construed in accordance with, the laws of Oregon.

THEREFORE, the parties hereto, intending to be legally bound, hereby agree as detailed above.

IN WITNESS WHEREOF. the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above

Licensor	Licensee

/s/ Daniel A. Goldin 4/27/18	/s/ Daniel A. Goldin 4/27/18
Signature Date	Signature Date

Daniel A. Goldin	Daniel A. Goldin
Print	Print

President	Director & President
Title	Title